Exhibit 99.1

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Street, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change August 20, 2015
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on August 20, 2015.
Item 4
Summary of Material Change

On August 20, 2015, the Company provided an update on its Phoenix Gold Project (the “Project”) in Red Lake, Ontario.

The Company reported that the mill commissioning had been completed and mill recoveries had been met and exceeded expectations. The grinding circuit was performing better than expected.

The Company experienced some delays in the underground as a result of start-up challenges faced during the initial extraction of the first trial stope. The Company is currently focused on executing its stoping plan and estimates that  the Project will be brought into projected commercial production in Q1 of 2016.

The Company is assessing its operational and capital expenditures, some of which are being reduced or deferred.  The balance sheet remains sound, with current working capital of C$50 million.

Item 5	Full Description of Material Change Please see attached News Release of August 20, 2015 for further details.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael A. Lalonde President and Chief Executive Officer (416) 238-4595

Item 9	Date of Report August 20, 2015

News Release

August 20, 2015

Rubicon Minerals Provides an Update on the Phoenix Gold Project

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) reports on the progress of the Phoenix Gold Project (the “Project”).

“Significant progress has been made at the Phoenix Gold Project to-date,” commented Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “We are pleased to report that the mill commissioning has been completed, and is performing well. Mill recoveries have met and exceeded expectations. The grinding circuit is performing better than expected, achieving in excess of 80 tonnes per hour with run of mine material. However, we have experienced some delays in the underground during the initial extraction of the first trial stope.”

Rubicon is currently focused on executing its stoping plan to bring the Project into projected commercial production and is encouraged by its progress to-date. The current development plan includes the following:

•	The main extractive technique currently being used is long-hole sub-level stoping with Alimak access;

•
Trial mining is well underway on the initial trial stope (305-030) between the 244- and 305-metre levels. This stope is approximately 50 percent complete. It is anticipated that approximately 20,000 tonnes will be mined from the trial stope by the end of September. SRK Consulting (Canada) Inc. (“SRK”) has been hired to audit current operational procedures and to assess the reconciliation of gold ounces from in-situ mineral resource estimation through to process plant recovered gold, once adequate material has been processed. In addition, SRK will be making recommendations to optimize procedures and future stope designs. Once the reconciliation has been completed, the Company will provide an update;

•	Currently, only the initial trial stope is in the draw down cycle. There are seven full sub-level stopes, and four smaller take down back (“TDB”) stopes to be drawn down for the remainder of 2015;

•	The installation of the internal ore and waste passes between the 122- and 305-metre levels have been completed;

•	The installation of the jaw crusher infrastructure at the 290-metre elevation has commenced, and is scheduled to be completed in November.

The Company has experienced the following start-up challenges during the trial stoping period:

•
A fall of ground on the 183-metre level crosscut resulted in delays in the development of two stopes. This was an isolated incident, where a re-muck bay was developed into a known fault structure located approximately halfway between the shaft and the F2 deposit. Remediation is well under way and should be completed by the end of the August;

•
Complications with the haulage system on the 305-metre level resulted in a required upgrade of the track and associated equipment, and the installation of a car dump at the 305-metre station waste pass. This work is scheduled for completion in September.

Notwithstanding these obstacles, Rubicon is confident that the issues are short-term in nature and will be resolved in the coming months. These type of issues are common during the start-up phase of an underground project, and operational effectiveness is expected to improve as the Company gains experience and a better understanding of the nature of the Phoenix deposit.

The Company is assessing its operational and capital expenditures, some of which are being reduced or deferred. The balance sheet remains sound, with current working capital of C$50 million.

Rubicon will endeavor to provide timely updates until projected commercial production is announced, which is estimated to be in the first quarter of 2016 based on current plans. Following the reconciliation of the initial trial stope, the Company will be able to provide formal production guidance for the remainder of 2015.

About Rubicon Minerals Corporation

Rubicon Minerals is an emerging gold producer focused on delivering shareholder value by growing free cash flow in low-risk jurisdictions. The Company will act responsibly, earning the respect and support of the communities in which it operates. Rubicon is in the trial stoping phase at the Phoenix Gold Project and is fully permitted for production to 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION

“Mike Lalonde”

President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This News Release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the Company’s execution of plans to bring the Phoenix Gold Project into projected commercial production, projections to draw down future stopes, and completion of remediation measures and other planned activities.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery or throughput rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this News Release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this News Release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This News Release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this News Release has been read and approved by Bill Shand, P.Eng., Vice President, Operations, Howard Bird, B.Sc. (Hons.), P.Geo., Vice-President, Exploration. All are Qualified Persons as defined by as defined by NI 43-101.